April 29, 2015

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Annual Report on Form 20-F for the Year Ended December 31, 2014;
Notice of disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We give notice to the Commission that we have provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in our Annual Report on Form 20-F for the year ended December 31, 2014.

Very truly yours,

Banco Santander S.A.

By:	/s/ Mónica López-Monís
Mónica López-Monís
Chief compliance officer